UNITED STATES OF AMERICA
                  BEFORE THE SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C.

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IN THE MATTER OF
NATIONAL FUEL GAS COMPANY                              3rd CERTIFICATE
FILE NO. 70-8291                                       PURSUANT TO RULE 24

(Public Utility Holding Company Act of 1935)

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         This is to  certify,  pursuant  to Rule 24  under  the  Public  Utility
Holding Company Act of 1935, as amended, that the transaction referred to below has been carried out in accordance with the terms and conditions of and for the
purpose   represented  by  the   Declarations   of  National  Fuel  Gas  Company
("National"), as amended, in the above file, and pursuant to the Order dated November 30, 1993, of the Securities and Exchange Commission with respect thereto ("Order"), except as noted in this Certificate. National regrets that it failed to file this Certificate in a more timely matter as a result of personnel changes which occurred in proximity with the transaction referred to below.

         The Order authorized one of National's subsidiaries, Empire Exploration, Inc. ("Empire") to acquire certain assets, plus all the outstanding stock of KEX, Inc. ("KEX"), in transactions previously reported on Rule 24 Certificates. The Order also included a reference to National's proposal that "KEX be dissolved and merged into Empire within two years of the consummation of the Agreement and that the KEX common stock be canceled at [that] time." That merger was completed on September 17, 1996, when KEX merged with and into Seneca Resources Corporation ("Seneca"), successor by merger to Empire. As part of the KEX/Seneca merger, the common stock of KEX was canceled.

         IN WITNESS WHEREOF, National has caused this Certificate to be executed this 21st day of June, 1999.




                                            By: /s/ James R. Peterson
                                               --------------------------------
                                                James R. Peterson
                                                Assistant Secretary